SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2004

Commission File Number 0-28800

Durban Roodepoort Deep, Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant’s Form 6-K filing for the month of August 2004, and incorporated by reference herein, are:

Exhibit No.	Description
99.1	Report to Shareholders for the 4th Quarter and Year Ended June 30, 2004.

99.2	Release, dated August 10, 2004, entitled “DRD’s Australasian Operations Shine.”

99.3	Release, dated August 5, 2004, entitled “Change to Board of Directors.”

99.4	Release, dated August 4, 2004, entitled “DRD Chairman Appointed Emperor Managing Director.”

99.5	Release, dated July 26, 2004, entitled “DRD’s Offer for Emperor Mines Definitely Closing July 30.”

99.6	Release, dated July 14, 2004, entitled “DRD Extends Final Unconditional Emperor Offer to 30 July.”

Some of the information in this report may contain projections or other forward looking statements regarding future events or other future financial performance.  We wish to caution you that these forward-looking statements are not guarantees or predictions of future performance, and involve known or unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual events or results to differ materially from those expressed in the statements contained in this report.  Factors that could cause or contribute to such differences are discussed in the sections entitled ‘Risk Factors’ included in our annual report on Form 20-F for the fiscal year ended June 30, 2003, which we filed with the United States Securities and Exchange Commission on December 30, 2003 and is available on the SEC’s website at www.sec.gov.  We undertake no obligation to publicly update or release results of any of these projections or forward looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED (Registrant)

Date: August , 2004	By:	/s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary